UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 11-K

                               ------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the Fiscal Year Ended December 31, 1997

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the Transition Period From            to
                                            ----------    ----------

                         Commission File Number 1-04785

                               ------------------

                  DEL WEBB CORPORATION RETIREMENT SAVINGS PLAN

                            (Full title of the plan)

                               ------------------

                              DEL WEBB CORPORATION
                 (Exact name of Issuer as specified in charter)

                    6001 North 24th Street, Phoenix, AZ 85016
                                 (602) 808-8000
             (Address, including zip code, and telephone number and
               area code, of Issuer's principal executive offices)


                              Dated: June 19, 1998

REQUIRED INFORMATION

         A.       Financial Statements
                  --------------------

                  1. Audited statements of net assets available for plan benefits as of December 31, 1997 and 1996.

                  2. Audited statements of changes in net assets available for plan benefits for the years ended December 31, 1997 and 1996.

         B.       Exhibit
                  -------

                  23.      Consent of KPMG Peat Marwick LLP.

KPMG Peat Marwick LLP

     One Arizona Center
     400 E. Van Buren Street
     Suite 1100
     Phoenix AZ 85004






                          INDEPENDENT AUDITORS' REPORT



Benefits Advisory Committee
Del Webb Corporation
Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ KPMG Peat Marwick LLP


Phoenix, Arizona
May 26, 1998

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996


                                                          1997           1996
                                                      -----------    -----------

Assets:
  Investments, at fair value (note 4):
    Del Webb Stock Fund                               $ 2,480,546      1,663,640
    Mutual funds                                       34,591,221     24,517,899
    Money market funds                                  6,721,150      6,973,795
    Participant loans                                     986,545        867,995
                                                      -----------    -----------
      Total investments                                44,779,462     34,023,329
                                                      -----------    -----------

Receivables:
  Participants' contributions                             136,252        110,104
  Employer's contributions                                 51,355         42,520
                                                      -----------    -----------
      Total assets                                     44,967,069     34,175,953
                                                      -----------    -----------

      Net assets available for plan benefits          $44,967,069     34,175,953
                                                      ===========    ===========


See accompanying notes to financial statements.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                       Statements of Changes in Net Assets
                           Available for Plan Benefits

                     Years ended December 31, 1997 and 1996

                                                                 1997          1996
                                                             -----------   -----------

Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments (note 3)   $ 5,312,193       312,527
    Interest and dividends                                     2,647,079     2,730,276
                                                             -----------   -----------
                                                               7,959,272     3,042,803
                                                             -----------   -----------

Contributions:
  Participants                                                 4,628,686     4,049,521
  Employer:
    Matching                                                   1,648,599     1,464,059
    Discretionary                                                   --         999,326
                                                             -----------   -----------
      Total additions                                         14,236,557     9,555,709
                                                             -----------   -----------

Deductions from net assets attributed to:
  Distributions to and withdrawals by participants             3,392,768     2,279,560
  Administrative and other expenses                               52,673        57,708
                                                             -----------   -----------
      Total deductions                                         3,445,441     2,337,268
                                                             -----------   -----------

      Net increase                                            10,791,116     7,218,441

Net assets available for plan benefits:
  Beginning of year                                           34,175,953    26,957,512
                                                             -----------   -----------

  End of year                                                $44,967,069    34,175,953
                                                             ===========   ===========


See accompanying notes to financial statements.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996




(1)  Description of Plan

     The following description of the Del Webb Corporation (Company and Sponsor) Retirement Savings Plan (Plan) provides only general information.
     Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan and covers all eligible employees of the Company and participating affiliates who are 21 years of age or older, other than those covered by a collective bargaining agreement negotiated in good faith with the Company. Terms of the agreement provide for covered employees to become participants generally after completion of six months of service.

     Contributions

     Participants may contribute from 2% to 6% of their salary (not to exceed the limits set forth by the Internal Revenue Code, $9,500 in 1997 and
     1996). If such contributions are made by participants, the Company will provide a matching contribution ("matching contributions"), which is determined by the Corporation's Board of Directors. During the two years ended December 31, 1997, the matching contribution has been 50%. Participants may also deposit up to 9% of their salaries above their matching contribution amount as a voluntary deposit ("voluntary deposits") for which the Company provides no matching contribution. The Plan also allows the Company to make a "discretionary" contribution to the Plan. The allocation of the discretionary contribution excludes any participant eligible for the Company's Deferred Compensation Plan.

     The Plan is subject to the regulations established by the Employee Retirement Income Security Act of 1974 (ERISA). As of December 31, 1997, the Plan had met the minimum funding requirements established by ERISA.

     Participant Accounts

     The Plan allows for each participant to control the allocation of their assets between the various investment funds and make changes to this allocation at any time. Consequently, each participant's account reflects earnings or losses resulting from their investment decisions.

     Vesting

     Participants become 100% vested in their contributions as well as employer contributions made on their behalf on the date of contribution.

     Benefits

     Benefits are payable upon termination of employment, retirement, death, election at age 59-1/2 or termination of the Plan. Participants can receive a lump sum distribution or installment payments for up to a ten-year period.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued




     Participant Loans

     Generally, participants may borrow up to 50% of their account balance subject to a minimum of $1,000 and a maximum of $50,000. Minimum monthly repayments of $50 are required. Each loan shall bear an interest rate equal to the average rate on certificates of deposit with maturities equivalent to the length of the loan at the beginning of the month the loan is made. The duration of the loans are subject to a minimum term of twelve months and a maximum term of 54 months. Participant loans are stated at the principal balance of the loans outstanding.

     Investment Funds

     The following is a description of each investment fund as of December 31, 1997:

     o Del Webb Stock Fund - 98% investment in common stock of the Company (a party in interest) and 2% cash.

     o Fidelity Puritan Fund - investment in a broadly diversified portfolio of high-yielding securities.

     o Fidelity Magellan Fund - investment in stocks of companies with above-average growth potential.

     o Fidelity Contra Fund - investment in stocks of companies with potential for capital growth.

     o Fidelity Growth & Income Fund - investment in a broadly diversified portfolio of high-yielding securities.

     o Fidelity Intermediate Bond Fund - investment in various types of bonds that offer a return in excess of money market rates.

     o Fidelity Stock Selector Fund - investments in stocks of companies which are deemed by the Fund manager to be undervalued in relation to other companies in the same industry.

     o Fidelity FID Global Balanced Fund - investments in stocks, bonds and money market instruments issued anywhere in the world.

     o Fidelity U.S. Equity Index Fund - investments in stocks of companies that primarily comprise the S&P 500.

     o Fidelity Retirement Money Market Fund - investment in high-quality short-term money market instruments.

     o PBHG Emerging Growth Fund - investment in stocks and equity securities of companies with high growth potential.

     o Janus Mercury Fund - investment in a diversified portfolio of stocks of companies of any size.

     o Janus Worldwide Fund - investment in common stocks of foreign and domestic issuers.

     o Marshall & Isley Money Market Fund - investment in high quality short-term money market instruments used to accumulate contributions temporarily, which are then transferred to participant specified investments on a monthly basis.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued




     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will be entitled to 100 percent of their account balances.


(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

     Investment Valuation

     Investments in mutual funds are stated at the Plan's proportionate interest in the net assets of the funds, which are valued at market. Investments in money market funds are stated at the reinvested share values which represent market. Investments in common stock of the Corporation are valued at the quoted market price.

     Administrative and Other Expenses

     Other than trustee fees, administrative expenses of the Plan are paid directly by the Company, accordingly, such expenses are not reflected in the accompanying financial statements.

     Securities Transactions

     Purchases and sales of securities are recorded on a trade-date basis.

(3)  Changes in Fair Market Value of Investments

     Net appreciation in fair market value of investments (including investments bought, sold and held) during the years ended December 31, 1997 and 1996 follows:

                                                           1997                          1996
                                                --------------------------    --------------------------
                                                 Realized      Unrealized      Realized      Unrealized
                                                Gain (Loss)    Gain (Loss)    Gain (Loss)    Gain (Loss)
                                                -----------    -----------    -----------    -----------

Del Webb Stock Fund                             $    79,439        855,981         63,819       (393,476)
                                                -----------    -----------    -----------    -----------

Mutual funds:
  Fidelity Puritan Fund                             213,729        428,533         77,313         20,077
  Fidelity Magellan Fund                            243,208      1,071,067        102,206       (497,539)
  Fidelity Contra Fund                               66,188        130,450         20,399        105,483
  Fidelity Growth & Income Fund                     342,723      1,262,603        152,560        481,060
  Fidelity Intermediate Bond Fund                    (6,163)        17,565         (2,109)       (24,106)
  Fidelity Stock Selector Fund                       92,406        118,636         40,131         42,495
  Fidelity FID Global Balanced Fund                  22,794         10,192          1,375         10,358
  Fidelity U.S. Equity Index Fund                    61,200        337,188        112,066            415
  PBHG Emerging Growth Fund                           2,317            (98)          --             --
  Janus Mercury Fund                                      1         (8,651)          --             --
  Janus Worldwide Fund                                7,496        (36,611)          --             --
                                                -----------    -----------    -----------    -----------
                                                  1,045,899      3,330,874        503,941        138,243
                                                -----------    -----------    -----------    -----------

        Totals                                  $ 1,125,338      4,186,855        567,760       (255,233)
                                                ===========    ===========    ===========    ===========

Net appreciation in fair value of investments          $ 5,312,193                       312,527
                                                       ===========                   ===========

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



(4)      Investments

         The following represents changes in the investments of the plan during 1997 and 1996:

         Year ended December 31, 1997:



                                                         Del Webb       Fidelity      Fidelity        Fidelity
                                                          Stock          Puritan      Magellan         Contra
                                                          Fund            Fund          Fund            Fund
                                                       -----------    -----------    -----------    -----------

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value of
      investments                                      $   935,700        642,262      1,314,276        196,638
  Interest and dividends                                      --          499,116        587,642        306,286
                                                       -----------    -----------    -----------    -----------
                                                           935,700      1,141,378      1,901,918        502,924
                                                       -----------    -----------    -----------    -----------

Contributions:
  Participants                                             285,115        458,140        774,872        563,096
  Employer:
    Matching                                               105,108        171,357        297,602        187,471
                                                       -----------    -----------    -----------    -----------

      Total additions                                    1,325,923      1,770,875      2,974,392      1,253,491

Deductions from net assets attributed to:
  Distributions to and withdrawals by participants        (110,901)      (549,793)      (632,419)      (166,375)
  Administrative and other expenses                         (1,138)        (7,869)        (4,385)        (1,056)
                                                       -----------    -----------    -----------    -----------
      Total deductions                                    (112,039)      (557,662)      (636,804)      (167,431)
                                                       -----------    -----------    -----------    -----------
Interfund transfers, including loan issuances and
  repayments
                                                          (396,978)      (451,279)      (515,712)       434,037
                                                       -----------    -----------    -----------    -----------

      Net increase (decrease)                              816,906        761,934      1,821,876      1,520,097

Net assets available for plan benefits:
  Beginning of year                                      1,663,640      5,276,937      7,372,695      1,804,049
                                                       -----------    -----------    -----------    -----------

  End of year                                          $ 2,480,546      6,038,871      9,194,571      3,324,146
                                                       ===========    ===========    ===========    ===========
                                                                                                     Fidelity
                                                        Fidelity        Fidelity      Fidelity         FID
                                                        Growth &      Intermediate     Stock          Global
                                                         Income           Bond        Selector       Balanced
                                                          Fund            Fund          Fund           Fund
                                                       -----------    -----------    -----------    -----------

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value of
      investments                                        1,605,326         11,403        211,042         32,986
  Interest and dividends                                   412,957         72,561        251,178          6,840
                                                       -----------    -----------    -----------    -----------
                                                         2,018,283         83,964        462,220         39,826
                                                       -----------    -----------    -----------    -----------

Contributions:
  Participants                                             926,003        210,696        369,212         41,416
  Employer:
    Matching                                               319,998         74,157        114,084         15,786
                                                       -----------    -----------    -----------    -----------

      Total additions                                    3,264,284        368,817        945,516         97,028

Deductions from net assets attributed to:
  Distributions to and withdrawals by participants        (510,473)       (72,458)      (166,853)       (46,614)
  Administrative and other expenses                         (7,072)        (3,669)          (841)          (174)
                                                       -----------    -----------    -----------    -----------
      Total deductions                                    (517,545)       (76,127)      (167,694)       (46,788)
                                                       -----------    -----------    -----------    -----------
Interfund transfers, including loan issuances and
  repayments
                                                           142,068        213,483       (110,494)      (203,334)
                                                       -----------    -----------    -----------    -----------

      Net increase (decrease)                            2,888,807        506,173        667,328       (153,094)

Net assets available for plan benefits:
  Beginning of year                                      6,156,454      1,137,031      1,484,997        375,479
                                                       -----------    -----------    -----------    -----------

  End of year                                            9,045,261      1,643,204      2,152,325        222,385
                                                       ===========    ===========    ===========    ===========

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



         Year ended December 31, 1997:

                                                       Fidelity
                                        Fidelity      Retirement
                                      U.S. Equity       Money           PBHG          Janus          James
                                         Index          Market         Growth        Mercury       Worldwide
                                          Fund           Fund           Fund           Fund           Fund
                                      -----------    -----------    -----------    -----------    -----------
Additions to net assets attributed
  to:
  Investment income:
    Net appreciation (deprecia-
      tion) in fair value of
      investments                     $   398,105           --            2,219         (8,651)       (29,116)
  Interest and dividends                   39,508        341,311           --           11,025         43,881
                                      -----------    -----------    -----------    -----------    -----------
                                          437,613        341,311          2,219          2,374         14,765
                                      -----------    -----------    -----------    -----------    -----------
Contributions:
  Participants                            222,895        528,213         43,430         28,436        117,761
  Employer:
    Matching                               98,290        199,424          9,841          5,804         28,756
                                      -----------    -----------    -----------    -----------    -----------

      Total additions                     758,798      1,068,948         55,490         36,614        161,282

Deductions from net assets
  attributed to:
  Distributions to and with-
    drawals by participants
                                          (82,097)      (885,314)           (68)          --          (88,696)
  Administrative and other
    expenses                               (1,023)       (22,832)           (23)            (8)           (43)
                                      -----------    -----------    -----------    -----------    -----------
      Total deductions                    (83,120)      (908,146)           (91)            (8)       (88,739)
                                      -----------    -----------    -----------    -----------    -----------
Interfund transfers, including loan
  issuances and repayments
                                          485,561       (484,589)       100,022         68,349        566,042
                                      -----------    -----------    -----------    -----------    -----------

      Net increase (decrease)           1,161,239       (323,787)       155,421        104,955        638,586

Net assets available for plan
  benefits:
  Beginning of year                       910,257      6,468,564           --             --             --
                                      -----------    -----------    -----------    -----------    -----------

  End of year                         $ 2,071,496      6,144,777        155,421        104,955        638,586
                                      ===========    ===========    ===========    ===========    ===========

                                        Marshall
                                        & Isley
                                         Money
                                         Market      Participant     Change in
                                          Fund          Loans       Receivables       Totals
                                      -----------    -----------    -----------    -----------
Additions to net assets attributed
  to:
  Investment income:
    Net appreciation (deprecia-
      tion) in fair value of
      investments                            --             --             --        5,312,193
  Interest and dividends                   28,343         46,432           --        2,647,079
                                      -----------    -----------    -----------    -----------
                                           28,343         46,432           --        7,959,272
                                      -----------    -----------    -----------    -----------
Contributions:
  Participants                             33,532           --           25,869      4,628,686
  Employer:
    Matching                               11,809           --            9,114      1,648,599
                                      -----------    -----------    -----------    -----------

      Total additions                      73,684         46,432         34,983     14,236,557

Deductions from net assets
  attributed to:
  Distributions to and with-
    drawals by participants
                                             --          (80,706)          --       (3,392,768)
  Administrative and other
    expenses                               (2,541)          --             --          (52,673)
                                      -----------    -----------    -----------    -----------
      Total deductions                     (2,541)       (80,706)          --       (3,445,441)
                                      -----------    -----------    -----------    -----------
Interfund transfers, including loan
  issuances and repayments
                                             --          152,824           --             --
                                      -----------    -----------    -----------    -----------

      Net increase (decrease)              71,142        118,550         34,983     10,791,116

Net assets available for plan
  benefits:
  Beginning of year                       505,231        867,995        152,624     34,175,953
                                      -----------    -----------    -----------    -----------

  End of year                             576,373        986,545        187,607     44,967,069
                                      ===========    ===========    ===========    ===========

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued

         Year ended December 31, 1996:


                                                                                            Fidelity       Fidelity       Fidelity
                                Del Webb       Fidelity       Fidelity       Fidelity       Growth &     Intermediate      Stock
                                 Stock         Puritan        Magellan        Contra         Income          Bond         Selector
                                  Fund           Fund           Fund           Fund           Fund           Fund           Fund
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

Additions to net assets
  attributed to:
  Investment income:
    Net appreciation (de-
      preciation ) in fair
      value of invest-ments   $  (329,657)        97,391       (395,334)       125,881        633,621        (26,216)        82,626
  Interest and dividends             --          583,938      1,184,571         96,741        275,187         66,899        120,918
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                 (329,657)       681,329        789,237        222,622        908,808         40,683        203,544
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

Contributions:
  Participants                    280,160        439,435        978,901        355,613        709,435        220,538        325,121
  Employer:
    Matching                      107,826        172,190        365,236        102,155        254,769         82,123         96,979
    Discretionary                  67,627         89,285        189,085         60,101        139,706         44,385         53,797
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

      Total additions             125,956      1,382,239      2,322,459        740,491      2,012,718        387,729        679,441

Deductions from net assets
  attributed to:
  Distributions to and
    withdrawals by par-
    ticipants                    (100,019)      (264,394)      (773,465)       (21,204)      (289,601)       (38,172)       (50,865)
  Administrative and other
    expenses                       (1,292)        (9,322)        (5,440)          (822)        (6,293)        (4,478)        (1,223)
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
        Total deductions         (101,311)      (273,716)      (778,905)       (22,026)      (295,894)       (42,650)       (52,088)
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

Interfund transfers, includ-
  ing loan issuances and
  repayments                     (196,798)      (138,926)    (1,078,290)       664,428        378,310       (130,570)      (128,790)
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

      Net increase (de-
        crease)                  (172,153)       969,597        465,264      1,382,893      2,095,134        214,509        498,563

Net assets available for
  plan benefits:
  Beginning of year             1,835,793      4,307,340      6,907,431        421,155      4,061,320        922,522        986,435
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

  End of year                 $ 1,663,640      5,276,937      7,372,695      1,804,048      6,156,454      1,137,031      1,484,998
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========

                                Fidelity                      Fidelity       Marshall
                                  FID         Fidelity       Retirement      & Isley
                                 Global      U.S. Equity       Money          Money
                                Balanced        Index          Market         Market      Participant     Change in
                                  Fund          Fund            Fund           Fund          Loans       Receivables      Totals
                              -----------    -----------    -----------    -----------    -----------    -----------   -----------

Additions to net assets
  attributed to:
  Investment income:
    Net appreciation (de-
      preciation ) in fair
      value of invest-ments        11,733        112,482           --             --             --             --         312,527
  Interest and dividends           11,466         19,463        311,299         25,455         34,339           --       2,730,276
                              -----------    -----------    -----------    -----------    -----------    -----------   -----------
                                   23,199        131,945        311,299         25,455         34,339           --       3,042,803
                              -----------    -----------    -----------    -----------    -----------    -----------   -----------

Contributions:
  Participants                     75,697        162,794        481,312        (24,125)          --           44,640     4,049,521
  Employer:
    Matching                       27,324         42,938        205,204         (8,602)          --           15,917     1,464,059
    Discretionary                  15,563         19,588        320,189           --             --             --         999,326
                              -----------    -----------    -----------    -----------    -----------    -----------   -----------

      Total additions             141,783        357,265      1,318,004         (7,272)        34,339         60,557     9,555,709

Deductions from net assets
  attributed to:
  Distributions to and
    withdrawals by par-
    ticipants                      (4,770)       (10,346)      (678,141)          --          (48,583)          --      (2,279,560)
  Administrative and other
    expenses                         (110)          (803)       (26,493)        (1,432)          --             --         (57,708)
                              -----------    -----------    -----------    -----------    -----------    -----------   -----------
        Total deductions           (4,880)       (11,149)      (704,634)        (1,432)       (48,583)          --      (2,337,268)
                              -----------    -----------    -----------    -----------    -----------    -----------   -----------

Interfund transfers, includ-
  ing loan issuances and
  repayments                      165,723          3,054        181,520           --          280,339           --            --
                              -----------    -----------    -----------    -----------    -----------    -----------   -----------

      Net increase (de-
        crease)                   302,626        349,170        794,890         (8,704)       266,095         60,557     7,218,441

Net assets available for
  plan benefits:
  Beginning of year                72,853        561,087      5,673,674        513,935        601,900         92,067    26,957,512
                              -----------    -----------    -----------    -----------    -----------    -----------   -----------

  End of year                     375,479        910,257      6,468,564        505,231        867,995        152,624    34,175,953
                              ===========    ===========    ===========    ===========    ===========    ===========   ===========

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued




(5)  Participant Data

     The number of participants in each investment fund at December 31, 1997 and 1996 was as follows:

                                                       1997            1996
                                                   -----------     -----------

       Del Webb Stock Fund                              904           1,026
       Fidelity Puritan Fund                            624             624
       Fidelity Magellan Fund                           951             923
       Fidelity Contra Fund                             521             387
       Fidelity Growth & Income Fund                    890             748
       Fidelity Intermediate Bond Fund                  342             357
       Fidelity Stock Selector Fund                     398             362
       Fidelity FID Global Balanced Fund                148             171
       Fidelity U.S. Equity Index Fund                  360             218
       Fidelity Retirement Money Market Fund          1,154           1,284
       PBHG Emerging Growth Fund                         79            --
       Janus Mercury Fund                                57            --
       Janus Worldwide Fund                             193            --



(6)  Federal Income Taxes

     The Plan has received a determination letter dated June 5, 1996 from the Internal Revenue Service which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. There have been no amendments to the Plan subsequent to the determination letter that would effect the Plan's tax exempt status, and in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

                                   Schedule 1

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


Investments

A comparison of the cost and current values of investments at December 31, 1997 follows:

     Identity                             Description of                                              Current
     of Issuer                             Investments                               Cost              Value
--------------------     --------------------------------------------------     --------------     -------------

*Del Webb
  Corporation            Del Webb Stock, 93,186 shares                          $1,493,950         2,480,546

  Fidelity
  Investments            Fidelity Puritan Fund, 311,603 units                    5,060,073         6,038,871

  Fidelity
  Investments            Fidelity Magellan Fund, 96,511 units                    7,246,718         9,194,571

  Fidelity
  Investments            Fidelity Contra Fund, 71,288 units                      3,076,106         3,324,146

  Fidelity
  Investments            Fidelity Growth & Income Fund, 237,408 units            6,601,242         9,045,261

  Fidelity
  Investments            Fidelity Intermediate Bond Fund, 161,574 units          1,638,587         1,643,204

  Fidelity
  Investments            Fidelity Stock Selector Fund, 79,334 units              1,901,643         2,152,325

  Fidelity
  Investments            Fidelity FID Global Ba1anced Fund, 15,201 units           197,742           222,385

  Fidelity
  Investments            Fidelity U.S. Equity Index Fund, 59,219 units           1,651,026         2,071,496

  Fidelity               Fidelity Retirement Money Market Fund,
  Investments            6,144,777 units                                         6,144,777         6,144,777

  PBHG                   PBHG Emerging Growth Fund, 6,659 units                    155,519           155,421

  Janus                  Janus Mercury Fund, 6,361 units                           113,606           104,955

  Janus                  Janus Worldwide Fund, 16,903 units                        675,196           638,585

  Marshall & Isley       Marshall & Isley Money Market Fund, 576,374
                           units                                                   576,374           576,374

                         Participant loans                                            --             986,545
                                                                                                  ----------

                                                                                                  44,779,462
                                                                                                  ==========

*Party in interest


See accompanying independent auditors' report.

                                   Schedule 2

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997


                                                                                Current
                                                                                Value of
                                                                                Asset on
                            Number                                               Trans-
    Description           of Trans-     Purchase      Selling      Cost of       action         Net
      of Asset             actions        Price        Price        Asset         Date         Gain
--------------------      ---------    ----------    ---------    ---------    ---------      -------

Fidelity Puritan             307       $1,720,569    1,600,897    1,387,168    1,600,897      213,729
Fidelity Magellan            361        2,294,185    1,786,586    1,543,378    1,786,586      243,208
Fidelity Contra Fund         265        1,967,494      644,037      577,849      644,037       66,188
Fidelity Growth &
  Income                     342        3,469,351    2,185,870    1,843,147    2,185,870      342,723
Fidelity Retirement
  Money Market               387        3,962,097    4,285,885    4,285,885    4,285,885         --
Fidelity U.S. Equity
  Index                      211        1,237,830      474,695      413,495      474,695       61,200


See accompanying independent auditors' report.

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Del Webb Corporation Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             DEL WEBB CORPORATION
                                             RETIREMENT SAVINGS PLAN



                                             By /s/ Lynn Schuttenberg
                                               ---------------------------------
                                             Name:  Lynn Schuttenberg

                                             Title: Chairman of Benefits
                                                    Advisory Committee


Dated:  June 19, 1998

                                INDEX TO EXHIBITS
                                                           Page in Sequential
                                                           Numbering System in
                                                           Manually Signed
    Exhibit                                                Original on Which
    Number       Description                               Exhibits May Be Found
    ------       -----------                               ---------------------
      23         Consent of KPMG Peat Marwick LLP